May 13, 2005

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

Washington, D. C. 20549

Re. Comission File Number  000-32819

       Mirenco, Inc. 10-KSB for the fiscal year ended December 31, 2004

Dear Ms. Cvrkel:

The following is in response to your correspondence of  April 28, 2005:

Comment 1

We note that your MD&A section does not include your significant (critical) accounting estimates.  In future filings, please include a discussion regarding your estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary and that have a material impact on your financial condition or operating performance.  See SEC Release No. 33-8350. (i.e. FR-72:Section V).

Response 1

The only estimates involved in our accounting process relate to depreciation and amortization.  In our current 10-Q, we have disclosed the possible impact if our estimates concerning useful lives proves to be   different than expected.  This disclosure is in the MD & A.

Comment 2

We note your disclosure that you do not believe any recently issued accounting standards will have an impact on your financial statements.  Considering your disclosure in Note A in the notes to the financial statements, that you are currently assessing the effect of SFAS No. 123 (R), we believe that in future filings you should provide a discussion in MD&A similar to that included in the Note, which states that you are still assessing the effect of the adoption of SFAS No. 123 (R).  However, in view of the difference between the pro forma and as reported net loss amounts disclosed in Note L, the impact could be significant to your results of operations.  See SAB Topic 11M.

Response 2

Disclosures concerning SFAS 123 is included in the Notes to Financial Statements and also in the MD & A in our current 10-Q.

Comment 3

We note that on page 12 of MD&A and in Note B to the financial statements your disclosures make reference to a development stage enterprise, however the last year in which the financial statements were designated as a “development stage enterprise,” was the year ended December 31, 2001.  In order to clarify your disclosure, please revise future filings to omit language regarding a development stage enterprise, or make it clear you are no longer a development stage enterprise.

Response 3

We have eliminated any reference to Development Stage in our current 10-Q.

Comment 4

We note from Item 11 that Dwayne Fosseen, Director, Chairman of the Board and CEO owns 54% of the common stock and has effective power to control the vote on substantially all significant matters without the approval of other stockholders.  In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares.  Refer to the requirements of paragraph 2 of SFAS 57.

Response 4

Your recommended disclosure will be included in all future filings where officer and director holdings are disclosed.

Comment 5

We note from Item 1, the business section, that your revenues are derived of both products and services.  Please include in the notes to the financial statements in future filings, the amount of revenue related to each product and service, or each similar product and service.   See paragraph 37 of SFAS 131.

Response 5

We have included the disclosure in our current 10-Q in Notes to the Financial Statements and the MD&A.

Comment 6

We note from page 6 that you outsource the production of DriverMax to ICE Corporation.  To the extent there is a reasonable possibility that events could cause a near term severe impact, please revise future filings to include a disclosure of your reliance on this supplier.  See paragraphs 21 and 22 of SOP 94-6.

Response 6

We have included a disclosure in the MD & A section of our current 10-Q.

Comment 7

Note A.  Summary of Significant Accounting Policies

– Accounts Receivable, Page 23

We note your disclosure that accounts receivable is net of estimated allowances for uncollectible accounts.  Please include in future filings, the amount of the allowance, your policy for determining past due status and your policy for writing off bad debts.  Additionally, in future filings, please indicate that accounts receivable is “net” on the face of the balance sheet.

Response 7

We do not, at this time, have an allowance account.  We use the direct write off method in the period of uncollectibility.  As of this writing, all receivables are either collected or considered collectible.  When we do have an occasion of uncollectibility, we will disclose it.

Comment 8

Note G.  Notes Payable to Related Parties, page 30

We note that you have a note payable to a “related Company.”  Please indicate in future filings the nature of that relationship.  See paragraph 2 of SFAS 57.

Response 8

Disclosed in our current 10-Q.

Comment 9

Note H – Concentration of Customers, page 30

In accordance with the requirements of paragraph 39 of SFAS 131, in future filings, please separately disclose the break-out of total (%) revenues for each significant customer, not solely the aggregated amount of revenues for your significant customers.

Response 9

This will be disclosed in future filings as appropriate.

Comment 10

Note L – Common Stock Options and Warrants, pages 32-33

Reference is made to the tabular information for options outstanding.  For the latest balance sheet date in future filings, please separately provide this information segregated into exercise price ranges as specified by paragraph 48 of SFAS 123.

Response 10

This disclosure will be included in all future 10-K’s and other filings including compensation issues.

Comment 11

The tabular presentation of the historical and pro forma amounts should provide all the information according to the guidance in paragraph 45 (c) of SFAS 123 (and amended by paragraph 2(e) of SFAS 148) and be presented for all (i.e. both years) presented.  Furthermore, paragraph 1 of SFAS 148 requires “prominent” disclosure of this information that should be presented in the significant accounting policy notes (note A).  Please revise future filings accordingly.

Response 11

This will be disclosed in all cases where Note A is required in all future filings (10-K, etc.).

If there is any further information you require, please let me know.

Sincerely,

/s/ Richard A. Musal

Richard A. Musal

Chief Financial Officer

Endnotes

P O Box 343

206 May Street

Radcliffe, Iowa 50230 USA

Phone (515) 899-2164

1-800-423-9903

Fax (515) 899-2147

World Leader In Vehicle Throttle Control

Web Site (www.mirenco.com)

Toll Free 1-800-423-9903

email (info@mirenco.com)